Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at
		Dec. 31, 2018	March 31, 2018
	Notes	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		$8,900	$48,861
Restricted cash		4,361	3,515
Trade and other receivables	6	786,852	697,307
Gas in storage		36,458	11,812
Fair value of derivative financial assets	8	197,202	218,769
Income taxes recoverable		17,775	5,617
Other current assets	7	152,359	109,697
		1,203,907	1,095,578
Non-current assets
Investments	8	36,981	36,314
Property, plant and equipment		25,114	18,893
Intangible assets		488,775	401,926
Fair value of derivative financial assets	8	52,119	64,662
Deferred tax asset		7,513	9,449
Other non-current assets	7	51,839	19,987
		662,341	551,231
TOTAL ASSETS		$1,866,248	$1,646,809

LIABILITIES

Current liabilities
Trade and other payables		$754,296	$621,148
Deferred revenue		76,862	41,684
Income taxes payable		8,940	7,304
Fair value of derivative financial liabilities	8	51,375	86,288
Current portion of long-term debt	10	150,050	121,451
		1,041,523	877,875
Non-current liabilities
Long-term debt	10	566,083	422,053
Fair value of derivative financial liabilities	8	39,862	51,871
Deferred tax liability		9,970	6,918
Other non-current liabilities		47,985	57,349
		663,900	538,191
TOTAL LIABILITIES		1,705,423	1,416,066
SHAREHOLDERS' EQUITY
Shareholders’ capital	12	1,234,491	1,215,826
Equity component of convertible debentures		13,029	13,029
Contributed deficit		(25,994)	(22,693)
Deficit		(1,147,949)	(1,066,931)
Accumulated other comprehensive income		87,663	91,934
Non-controlling interest		(415)	(422)
TOTAL SHAREHOLDERS' EQUITY		160,825	230,743
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,866,248	$1,646,809

Commitments and Guarantees (Note 17)

See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Notes	2018	2017	2018	2017

Sales	13	$966,653	$912,203	$2,799,953	$2,611,836
Cost of sales		778,140	740,898	2,284,569	2,140,305
GROSS MARGIN		188,513	171,305	515,384	471,531
EXPENSES
Administrative		56,031	50,389	170,221	145,826
Selling and marketing		57,255	55,547	164,547	172,200
Other operating expenses	14(a)	30,120	21,201	89,771	76,972
		143,406	127,137	424,539	394,998
Operating profit before the following		45,107	44,168	90,845	76,533
Finance costs	10	(22,762)	(13,266)	(59,225)	(37,777)
Change in fair value of derivative instruments and other	8	(1,515)	183,759	(62,003)	223,453
Change in fair value of Filter Group contingent consideration		(5,462)	-	(5,462)	-
Other income (loss)		2,569	(633)	5,282	1,169
Profit (loss) before income taxes		17,937	214,028	(30,563)	263,378
Provision for (recovery of) income taxes	11	(9,088)	5,613	5,285	10,577
PROFIT (LOSS) FOR THE PERIOD		$27,025	$208,415	$(35,848)	$252,801

Attributable to:
Shareholders of Just Energy		$27,059	$208,455	$(35,703)	$243,449
Non-controlling interest		(34)	(40)	(145)	9,352
PROFIT (LOSS) FOR THE PERIOD		$27,025	$208,415	$(35,848)	$252,801

Earnings (loss) per share available to shareholders	15
Basic		$0.17	$1.40	$(0.28)	$1.60
Diluted		$0.16	$1.12	$(0.28)	$1.32

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
PROFIT (LOSS) FOR THE PERIOD	$27,025	$208,415	$(35,848)	$252,801

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized loss (gain) on translation of foreign operations	18,205	4,507	13,592	(8,054)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$45,230	$212,922	$(22,256)	$244,747

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy	$45,264	$212,962	$(22,111)	$235,395
Non-controlling interest	(34)	(40)	(145)	9,352
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$45,230	$212,922	$(22,256)	$244,747

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Notes	2018	2017	2018	2017
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period		$726,796	$294,565	$768,847	$259,571
Adjustment for adoption of IFRS 9 and IFRS 15		-	-	20,711	-
Profit (loss) for the period, attributable to shareholders		27,059	208,455	(35,703)	243,449
Accumulated earnings, end of period		753,855	503,020	753,855	503,020

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,880,370)	(1,792,722)	(1,835,778)	(1,749,471)
Dividends and distributions declared and paid	16	(21,434)	(21,501)	(66,026)	(64,752)
Dividends and distributions, end of period		(1,901,804)	(1,814,223)	(1,901,804)	(1,814,223)
DEFICIT		$(1,147,949)	$(1,311,203)	$(1,147,949)	$(1,311,203)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$69,458	$57,800	$91,934	$70,361
Adjustment for adoption of IFRS 9 and IFRS 15		-	-	(17,863)	-
Other comprehensive income (loss)		18,205	4,507	13,592	(8,054)
Accumulated other comprehensive income, end of period		$87,663	$62,307	$87,663	$62,307

SHAREHOLDERS’ CAPITAL	12
Common shares
Common shares, beginning of period		$1,085,991	$1,068,809	$1,079,055	$1,070,076
Share-based units exercised		1,535	341	8,471	11,015
Repurchase and cancellation of shares		-	-	-	(11,941)
Common shares, end of period		$1,087,526	$1,069,150	$1,087,526	$1,069,150

Preferred shares
Preferred shares, beginning of period		$146,984	$132,908	$136,771	$128,363
Shares issued		-	-	10,447	5,195
Shares issuance costs		(19)	-	(253)	(650)
Preferred shares, end of period		146,965	132,908	146,965	132,908
SHAREHOLDERS’ CAPITAL		$1,234,491	$1,202,058	$1,234,491	$1,202,058

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,508	$13,029	$13,508
Balance, end of period		$13,029	$13,508	$13,029	$13,508

CONTRIBUTED SURPLUS (DEFICIT)
Balance, beginning of period		$(25,186)	$(43,222)	$(22,693)	$58,266
Add: Share-based compensation expense	14(a)	1,437	1,665	4,706	18,628
Non-cash deferred share grant distributions		20	11	51	33
Less: Purchase of non-controlling interest		77	(495)	1,493	(102,793)
Share-based units exercised		(1,535)	(341)	(8,471)	(11,015)
Share-based compensation adjustment		(807)	(3)	(1,080)	(5,504)
Balance, end of period		$(25,994)	$(42,385)	$(25,994)	$(42,385)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(399)	$-	$(422)	$-
Distributions to non-controlling shareholders		-	40	-	(9,352)
Foreign exchange impact on non-controlling interest		18	-	152	-
Profit (loss) attributable to non-controlling interest		(34)	(40)	(145)	9,352
Balance, end of period		$(415)	$-	$(415)	$-
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)		$160,825	$(75,715)	$160,825	$(75,715)

See accompanying notes to the interim condensed consolidated financial statements

4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Net inflow (outflow) of cash related to following activities	Notes	2018	2017	2018	2017
OPERATING
Profit (loss) before income taxes		$17,937	$214,028	$(30,563)	$263,378

Items not affecting cash
Amortization of intangible assets	14(a)	7,307	5,439	16,647	13,230
Depreciation of property, plant and equipment	14(a)	1,171	1,041	3,029	3,023
Amortization included in cost of sales		591	787	2,103	2,333
Share-based compensation	14(a)	1,437	1,665	4,706	18,628
Financing charges, non-cash portion		4,393	2,647	13,838	7,835
Other		(29)	(93)	(83)	(277)
Change in fair value of derivative instruments	8	1,515	(183,759)	62,003	(223,453)
Adjustment required to reflect net cash receipts from gas sales		(1,236)	(2,780)	8,470	4,750
Net change in working capital balances		(12,245)	(7,538)	(128,967)	(12,424)
Income taxes paid		(3,705)	(2,778)	(13,553)	(18,569)
Cash inflow (outflow) from operating activities		17,136	28,659	(62,370)	58,454

INVESTING
Purchase of property, plant and equipment		(1,548)	(951)	(4,107)	(3,910)
Purchase of intangible assets		(13,716)	(11,250)	(32,579)	(23,772)
Acquisition of businesses		(3,000)	-	(3,000)	(2,546)
Short-term investments		-	25,717	-	25,532
Cash inflow (outflow) from investing activities		(18,264)	13,516	(39,686)	(4,696)

FINANCING
Dividends paid		(21,414)	(21,490)	(65,975)	(64,719)
Repayment of long-term debt	10	(2,221)	-	(61,794)	-
Issuance of long-term debt	10	-	-	119,662	-
Share swap payout	8	-	-	(10,000)	-
Debt issuance costs	10	(3,575)	-	(6,229)	-
Credit facilities withdrawal	10	18,985	20,768	76,265	70,030
Issuance of preferred shares		-	-	10,447	5,195
Preferred shares issuance costs		(19)	-	(352)	(1,676)
Shares repurchase		-	-	-	(11,941)
Distributions to non-controlling interest		-	-	-	(9,603)
Cash inflow (outflow) from financing activities		(8,244)	(722)	62,024	(12,714)

Effect of foreign currency translation on cash balances		1,047	1,390	71	373

Net cash inflow (outflow)		(8,325)	42,843	(39,961)	41,417
Cash and cash equivalents, beginning of period		17,225	55,950	48,861	57,376

Cash and cash equivalents, end of period		$8,900	$98,793	$8,900	$98,793

Supplemental cash flow information:
Interest paid		$12,428	$7,938	$38,873	$26,833

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on February 6, 2019.

2.	OPERATIONS

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States (“U.S.”), Canada, the United Kingdom (“U.K.”), Germany, Ireland and Japan, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and terrapass.

By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Through the Filter Group business acquired by Just Energy on October 1, 2018, Just Energy provides subscription-based, home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 7.9% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value-added products and services which include, but are not limited to, smart irrigation controllers, LED retrofit lighting and HVAC controls, as well as enterprise monitoring.

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2018 annual audited consolidated financial statements. Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the years ended March 31, 2018 and 2017 except for the adoption of IFRS 9 and 15 as discussed in Note 5.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2019, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2018. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 16, Leases (“IFRS 16”), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis. IFRS 16 supersedes IAS 17, Leases, and its related interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), has also been applied. Just Energy has not yet assessed the impact of this standard. Just Energy will adopt IFRS 16 beginning April 1, 2019.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRIC 23, Uncertainty over Income Tax Treatments, was issued by the IASB in June 2017. This interpretation provides guidance to be applied in the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation is effective for annual periods beginning on or after January 1, 2019. Just Energy has not yet assessed the impact of this standard.

5.	ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

IFRS 15, Revenue from Contracts with Customers

Just Energy has adopted IFRS 15, as issued by the IASB in July 2014, effective January 1, 2018. The new accounting policies have been applied from April 1, 2018 and, in accordance with the transitional provisions in IFRS 15, comparative figures have not been restated. Just Energy adopted IFRS 15 using the modified retrospective method, applying the practical expedient in paragraph C5(c) under which the aggregate effect of all modifications on the date of initial application is reflected. Accordingly, transition adjustments have been recognized through equity as at April 1, 2018.

IFRS 15 replaces the provisions of IAS 18, Revenue, that relates to all revenue from contracts from customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Accounting policies

The following accounting policies are applicable to the accounting for all revenue arising from contracts with customers, unless those contracts are in the scope of other standards in the quarter ended April 1, 2018 and onwards. Please refer to the accounting policies outlined in the March 31, 2018 annual audited consolidated financial statements for details on accounting policies applicable to comparative amounts.

Gas and electricity

Sales

Just Energy historically recognized revenue based on consumption of the commodity by the customer. Often times, the billing cycles for customers do not coincide with the accounting periods used for financial reporting purposes. Gas and electricity that have been consumed by a customer, but not yet billed to that customer, are estimated on an accrual basis and included in revenue during the period in which they were consumed. These accrual amounts result in contract assets and are presented as unbilled revenues under IFRS 15. Unbilled revenues are assessed for impairment in accordance with IFRS 9.

Upon the adoption of IFRS 15, there is no change in the revenue recognition for gas and electricity sales. Just Energy has identified that the material performance obligation is the provision of gas and electricity to customers, which is satisfied over time throughout the contract term. Just Energy utilizes the output method to recognize revenue based on the units of gas and electricity delivered and billed to the customer each month. Just Energy has elected to adopt the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, as the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance to date.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Expenses

Historically, North American residential sales commissions and incentives paid to brokers, employees or third parties for acquiring new contracts with customers were recognized as selling expenses as they were incurred.

Upon the adoption of IFRS 15, incremental costs to obtain a contract with a customer are capitalized if expected to be recovered. As such, Just Energy commenced capitalizing all upfront sales commissions, incentives and third-party verification costs that meet the criteria for capitalization. These expenses are deferred and amortized over the average customer relationship period, which is estimated to be between two and five years, based on historical blended attrition rates, including expected renewal periods by region. Just Energy has elected under the practical expedient to recognize incremental costs of obtaining a contract as an expense when incurred if the contract length is one year or less.

Impact on financial statements

The cumulative effect of changes made to the April 1, 2018 interim condensed consolidated statement of financial position for the adoption of IFRS 15 was as follows, and had a deferred tax liability effect of $7,493:

	Original IAS 18	Carrying amount New IFRS 15
Current assets
Customer acquisition costs	$31,852	$43,152
Non-current financial assets
Customer acquisition costs	$17,101	$34,162

The following table shows the effect of IFRS 15 adoption on the interim condensed consolidated statement of financial position as at December 31, 2018:

	As at Dec. 31, 2018 (reported)	Balances without adoption of IFRS 15	Effect of change higher (lower)
Current assets
Customer acquisition costs	$69,012	$30,996	$38,016
Non-current financial assets
Customer acquisition costs	$44,212	$18,128	$26,084

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table shows the effect of the adoption of IFRS 15 on the interim condensed consolidated statements of comprehensive income (loss) for the three and nine months ended December 31, 2018:

	For the three	Balances	Effect of	For the nine	Balances	Effect of
	months ended	without	change	months ended	without	change
	Dec. 31, 2018	adoption	higher	Dec. 31, 2018	adoption	higher
	(reported)	of IFRS 15	(lower)	(reported)	of IFRS 15	(lower)
Sales	$966,653	$966,653	$-	$2,799,953	$2,799,953	$-
Cost of sales	778,140	778,140	-	2,284,569	2,284,569	-
Gross margin	188,513	188,513	-	515,384	515,384	-
Expenses
Administrative	56,031	56,031	-	170,221	170,221	-
Selling and marketing	57,255	64,769	(7,514)	164,547	191,436	(26,889)
Other operating expenses	30,120	30,120	-	89,771	89,771	-
	143,406	150,920	(7,514)	424,539	451,428	(26,889)
Operating profit before the following	45,107	37,593	7,514	90,845	63,956	26,889
Finance costs	(22,762)	(22,762)	-	(59,225)	(59,225)	-
Change in fair value of derivative instruments and other	(1,515)	(1,515)	-	(62,003)	(62,003)	-
Change in fair value of Filter Group contingent consideration	(5,462)	(5,462)	-	(5,462)	(5,462)	-
Other income	2,569	2,569	-	5,282	5,282	-
Profit (loss) before income taxes	17,937	10,423	7,514	(30,563)	(57,452)	26,889
Provision for (recovery of) income taxes	(9,088)	(9,088)	-	5,285	5,285	-
Profit (loss) for the period	$27,025	$19,511	$7,514	$(35,848)	$(62,737)	$26,889
Attributable to:
Shareholders of Just Energy	$27,059	$19,545	$7,514	$(35,703)	$(62,592)	$26,889
Non-controlling interest	(34)	(34)	-	(145)	(145)	-
Profit (loss) for the period	$27,025	$19,511	$7,514	$(35,848)	$(62,737)	$26,889
Profit (loss) per share available to shareholders
Basic	$0.17	$0.12	$0.05	$(0.28)	$(0.46)	$0.18
Diluted	$0.16	$0.12	$0.04	$(0.28)	$(0.46)	$0.18

IFRS 15 did not impact any revenue amounts related to historical or current revenue recognition. The key factors driving revenue segmentation are related to differentiation between the business divisions, which are disclosed in Note 13.

The majority of Just Energy’s customer contracts meet IFRS 15’s B16 practical expedient where Just Energy has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the performance completed to date. While there is no change in revenue recognition upon the adoption of IFRS 15 for flat-bill customer contracts, they do not meet the B16 practical expedient and therefore require the following disclosure for the contracts that have a duration of one year or more:

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aggregate of contractual amounts allocated to performance obligations related to flat-bill contracts that are unsatisfied as at December 31, 2018 is $97,938.

Just Energy expects to recognize revenue on these flat-bill contracts in the amounts of:

	January 1, 2019 to March 31, 2019	April 1, 2019 to March 31, 2020	April 1, 2020 to March 31, 2021	April 1, 2021 to March 31, 2022	Years thereafter	Total
Gas and electricity flat- bill contracts	$8,698	$34,205	$25,780	$15,259	$13,996	$97,938

IFRS 9, Financial Instruments

Just Energy has adopted IFRS 9, Financial Instruments (“IFRS 9”), as issued by the IASB in July 2014, effective April 1, 2018. The new accounting policies have been applied from April 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. Just Energy has adopted IFRS 9 retrospectively, and accordingly, transition adjustments have been recognized through equity as at April 1, 2018.

IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

(a)	Accounting policy for financial instruments under IFRS 9

The following accounting policy is applicable to the accounting for financial instruments in the quarter ended April 1, 2018 and onwards. Please refer to the accounting policies Just Energy outlined in its March 31, 2018 annual audited consolidated financial statements for details on the financial instruments accounting policies applicable to comparative amounts.

Financial assets

(i)	Recognition and derecognition

Regular purchases and sales of financial assets are recognized on the trade date, being the date on which Just Energy commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Just Energy has transferred substantially all the risks and rewards of ownership.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)	Classification

From April 1, 2018, Just Energy classified its financial assets in the following measurement categories:

•	Those to be measured subsequently at fair value (either through other comprehensive income (loss) (“OCI”) or through profit or loss); and
•	Those to be measured at amortized cost.

The measurement category classification of financial assets depends on Just Energy’s business objectives for managing the financial assets and whether contractual terms of the cash flow are considered solely payments of principal and interest. For assets measured at fair value, gains and losses will be recorded either in profit or loss or in other comprehensive income (loss) depending upon the business objective.

Just Energy reclassifies debt instruments when and only when its business objective for managing those assets changes.

(iii)	Measurement

At initial recognition, Just Energy measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included in measurement at initial recognition. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on Just Energy’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Just Energy classifies its debt instruments:

Amortized cost: Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in “finance income” using the effective interest rate method. Cash and cash equivalents, restricted cash, trade and other receivables are included in this category.

Fair value through other comprehensive income (“FVOCI”): Assets held to achieve a particular business objective, by collecting contractual cash flows and selling financial assets, where the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in “finance income” using the effective interest rate method. Just Energy has not classified any investments in this category.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value through profit or loss (“FVTPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss. Just Energy classifies its derivatives and its investments in equity securities at FVTPL due to the fact that they do not meet the criteria for classification at amortized cost as the contractual cash flows are not solely payments of principal and interest.

Just Energy’s equity instruments are carried at FVTPL, and gains and losses are recorded in profit or loss.

(iv)	Impairment

Just Energy assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost, including other receivables. For trade and other receivables only, Just Energy applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Trade receivables are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due to Just Energy under the contract, and the cash flows that Just Energy expects to receive. Just Energy assesses all information available, including past due status, credit ratings, the existence of third-party insurance and forward-looking macroeconomic factors in the measurement of the ECL associated with its assets carried at amortized cost. Just Energy measures ECL by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

(b)	New classification categories of financial instruments on adoption of IFRS 9

As at April 1, 2018, the date of initial application, Just Energy’s financial instruments and new classification categories under IFRS 9 were as follows:

Classification category
	Original IAS 39	New IFRS 9
Current financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Non-current financial assets
Investments	FVOCI and FVTPL	FVTPL
Derivative assets	FVTPL	FVTPL
Current financial liabilities
Trade and other payables	Other financial liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL
Current portion of long-term debt	Other financial liabilities	Amortized cost
Non-current financial liabilities
Long-term debt	Other financial liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Upon adoption of IFRS 9, the investment in ecobee is classified as FVTPL instead of available-for-sale, resulting in a movement of $17,863 relating to the unrealized gain on revaluation of investments, net of tax from OCI to accumulated earnings on April 1, 2018.

(c)	Reconciliation of lifetime expected credit loss balance from IAS 39 to IFRS 9

The following table reconciles the closing lifetime expected credit loss for financial assets and contract assets in accordance with IAS 39 as at March 31, 2018 to the opening allowance for credit losses as at April 1, 2018.

	Impairment allowance under IAS 39 as at March 31, 2018	Remeasurement	Lifetime expected credit loss under IFRS 9 as at April 1, 2018
Trade and other receivables	$60,121	$11,237	$71,358
Unbilled revenues	$-	$12,399	$12,399

(d)	Impairment of financial assets

Just Energy has two types of financial assets subject to IFRS 9’s new ECL model: (i) trade and other receivables and (ii) unbilled revenues. Just Energy was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. For trade and other receivables, Just Energy applies the simplified approach to providing for ECL prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables and unbilled revenues. Measurement of ECL resulted in an increase to the provision for trade receivables and unbilled revenues of $23,636, which was recorded as at April 1, 2018. This was before the tax impact of $5,616, which reduced the deferred tax liability, as at April 1, 2018.

(e)	Derivatives and hedging activities

Just Energy did not apply hedge accounting under IAS 39, nor under IFRS 9.

6.	TRADE AND OTHER RECEIVABLES

	As at	As at
	Dec. 31, 2018	March 31, 2018
Trade account receivables, net	$422,512	$332,083
Accrued gas receivables	5,519	15,893
Unbilled revenues	323,000	301,577
Other	35,821	47,754
	$786,852	$697,307

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.	OTHER CURRENT AND NON-CURRENT ASSETS

		As at	As at
(a)	Other current assets	Dec. 31, 2018	March 31, 2018
	Prepaid expenses and deposits	$37,156	$32,561
	Customer acquisition costs	69,012	31,852
	Green certificates	33,746	42,230
	Gas delivered in excess of consumption	9,895	2,715
	Inventory	2,550	339
		$152,359	$109,697

		As at	As at
(b)	Other non-current assets	Dec. 31, 2018	March 31, 2018
	Customer acquisition costs	$44,212	$17,101
	Income taxes recoverable	4,009	2,336
	Other long-term assets	3,618	550
		$51,839	$19,987

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract are determined by calculating the difference between the agreed strike and expected variable observed at the same station.

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as FVTPL and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other on the interim condensed consolidated statements of income (loss).

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$(13,989)	$143,575	$(71,192)	$159,922
Financial swap contracts and options (ii)	9,160	36,847	47,206	52,871
Foreign exchange forward contracts	3,843	(689)	4,710	(2,754)
Share swap	3,073	(3,957)	(2,488)	(5,764)
Unrealized foreign exchange on 6.5% convertible bond and 8.75% loan	(15,487)	(898)	(15,700)	11,199
6.5% convertible bond conversion feature	-	2,840	247	7,740
Weather derivatives (iii)	(4,224)	-	(34,405)	-
Other derivative options	16,109	6,041	9,619	239
Change in fair value of derivative instruments and other	$(1,515)	$183,759	$(62,003)	$223,453

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at December 31, 2018:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$145,955	$34,831	$25,206	$25,068
Financial swap contracts and options (ii)	25,984	6,372	13,710	14,141
Foreign exchange forward contracts	(94)	3,232	-	-
Share swap	-	-	10,888	-
Weather derivatives (iii)	9,430	-	-	-
Other derivative options	15,927	7,684	1,571	653
As at December 31, 2018	$197,202	$52,119	$51,375	$39,862

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at March 31, 2018:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options	$198,891	$60,550	$32,451	$29,003
Financial swap contracts and options	8,133	1,342	34,369	22,117
Foreign exchange forward contracts	-	-	1,068	505
Share swap	-	-	18,400	-
6.5% convertible bond conversion feature	-	-	-	246
Other derivative options	11,745	2,770	-	-
As at March 31, 2018	$218,769	$64,662	$86,288	$51,871

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Below is a summary of the financial instruments classified through profit or loss as at December 31, 2018, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 37,553,624 MWh, a weighted average price of $51.20/MWh and expiry dates up to September 30, 2028.

•	Natural gas contracts with a total remaining volume of 99,308,364 GJs, a weighted average price of $3.85/GJ and expiry dates up to December 31, 2024.

•	Renewable energy certificates (“RECs”) and emission-reduction credit contracts with a total remaining volume of 3,561,521 MWh and 196,200 tonnes, respectively, a weighted average price of $29.12/REC and $3.28/tonne, respectively, and expiry dates up to December 31, 2028 and December 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 4,352 MWCap, a weighted average price of $4,924.08/MWCap and expiry dates up to October 31, 2022.

•	Ancillary contracts with a total remaining volume of 857,880 MWh, a weighted average price of $23.29/MWh and expiry dates up to December 31, 2020.

•	Heat rate contracts with a total remaining volume of 12,400 MWh, a weighted average price of $28.02/MWh and expiry dates up to January 31, 2019.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 12,427,564 MWh, an average price of $47.99/MWh and expiry dates up to November 30, 2024.

•	Natural gas contracts with a total remaining volume of 132,840,923 GJs, an average price of $3.73/GJ and expiry dates up to December 31, 2024.

•	Electricity generation capacity contracts with a total remaining volume of 99 MWCap, a weighted average price of $162,000.44/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 1,468,080 MWh, a weighted average price of $21.98/MWh and expiry dates up to December 31, 2020.

(iii) Weather derivatives consist of:

•	Weather swaps for HDDs with temperature strike values of 25.00-30.00 Fahrenheit and power strike prices of $100.00/MWh and an expiry date of February 28, 2019.

•	HDD collar options with put strike values ranging from 943 to 4,919 HDD and call strike values ranging from 1,143 to 5,119 HDD.

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

•	HDD natural gas swaps with strike prices based on certain natural gas futures contracts in accordance with the Intercontinental Exchange and strike values ranging from 130 to 1,255 HDD.

•	HDD natural gas swaps with strike prices ranging from $1.47 to $9.05/MmBTU and strike values ranging from 273 to 1,255 HDD.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfil its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the consolidated financial statements.

Share swap agreement

Just Energy has entered into a share swap agreement to manage the interim condensed consolidated statements of income (loss) volatility associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23,803 through a payment of $10,000 and renewed the share swap agreement for an additional year. Net monthly settlements received under the share swap agreement are recorded in other income. Just Energy records the fair value of the share swap agreement in the non-current derivative financial liabilities on the interim condensed consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments and other.

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark-to-market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Weather derivatives are non-exchange traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 during the three and nine months ended December 31, 2018 or the year ended March 31, 2018.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$249,321	$249,321
Derivative financial liabilities	-	(11,261)	(79,976)	(91,237)
Total net derivative assets (liabilities)	$-	$(11,261)	$169,345	$158,084

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2018:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$283,431	$283,431
Derivative financial liabilities	-	(21,092)	(117,067)	(138,159)
Total net derivative assets (liabilities)	$-	$(21,092)	$166,364	$145,272

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Nine months ended	Year ended
	Dec. 31, 2018	March 31, 2018
Balance, beginning of period	$166,364	$(315,110)
Total gains	96,401	105,709
Purchases	137,420	207,531
Sales	(71,012)	(64,464)
Settlements	(159,828)	232,698
Balance, end of period	$169,345	$166,364

(b)	Classification of non-derivative financial assets and liabilities

As at December 31, 2018 and March 31, 2018, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at December 31, 2018 of $696.7 million (March 31, 2018 - $570.1 million) and the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exceptions of the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which are fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures are classified as Level 1 in the FV hierarchy.

Investments in equity instruments have a fair value as at December 31, 2018 of $37.0 million (March 31, 2018 - $36.3 million) and are measured based on Level 2 of the fair value hierarchy. Level 2 inputs for non-derivative financial assets include quoted prices for similar assets in active markets, and quoted prices for identical or similar assets that are not active.

No adjustments were made in the quarter in valuing the investment in ecobee or Energy Earth. Movements are related to foreign exchange revaluations.

The following table illustrates the classification of investments in the FV hierarchy as at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Investment in ecobee	$-	$32,889	$-	$32,889
Investment in Energy Earth	-	4,092	-	4,092
Total investments	$-	$36,981	$-	$36,981

The risks associated with Just Energy’s financial instruments are as follows:

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. and international operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended December 31, 2018, assuming that all the other variables had remained constant, loss for the period would have been $3.2 million lower/higher and OCI would have been $17.7 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $630 in profit before income taxes for the three months ended December 31, 2018 (2017 - $496).

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the three months ended December 31, 2018 would have increased (decreased) by $252,121 ($250,095), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the three months ended December 31, 2018 would have increased (decreased) by $254,391 ($252,372), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and JustGreen U.S., Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	Dec. 31, 2018	March 31, 2018

Current	$104,685	$113,786
1–30 days	42,416	44,374
31–60 days	19,007	21,241
61–90 days	19,310	12,686
Over 90 days	113,668	69,207
	$299,086	$261,294

Changes in the expected lifetime credit loss were as follows:

	Dec. 31, 2018	March 31, 2018

Balance, beginning of period	$60,121	$49,431
Provision for doubtful accounts	65,389	56,300
Bad debts written off	(40,958)	(41,802)
Adjustment from IFRS 9 adoption	23,636	-
Foreign exchange	421	(3,808)
Balance, end of period	$108,609	$60,121

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2018, the estimated counterparty credit risk exposure amounted to $249,321 (2017 - $38,605), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at December 31, 2018:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1–3 years	4–5 years	5 years
Trade and other payables	$754,296	$754,296	$754,296	$-	$-	$-
Long-term debt[1]	716,133	-	-	-	-	-
Gas, electricity and non-commodity contracts	91,237	3,596,873	633,606	2,388,039	448,570	126,658
	$1,561,666	$4,351,169	$1,387,902	$2,388,039	$448,570	$126,658

As at March 31, 2018:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1–3 years	4–5 years	5 years
Trade and other payables	$621,148	$621,148	$621,148	$-	$-	$-
Long-term debt[1]	543,504	575,525	122,115	193,410	260,000	-
Gas, electricity and non-commodity contracts	138,159	3,171,037	1,867,389	1,202,949	69,658	31,041
	$1,302,811	$4,367,710	$2,610,652	$1,396,359	$329,658	$31,041

1 Included in long-term debt are the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at December 31, 2018, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years
Interest payments	$30,077	$69,836	$33,152	$-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfil their contractual obligations. As at December 31, 2018, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $10,183 (2017 - $3,109) to accommodate for its counterparties’ risk of default.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	ACQUISITION OF BUSINESSES

(a)	Acquisition of EdgePower, Inc.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US$14.9 million, of which US$7.5 million was paid in cash and US$7.4 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019–2021 with minimum thresholds that must be met. As at the acquisition date, the amount recognized for management remuneration was $nil.

The following is the preliminary purchase price allocation for EdgePower:

NET ASSETS ACQUIRED

Working capital	$993
Intangible assets	14,198
Goodwill	7,673
Deferred tax liabilities	(3,820)
Total consideration	$19,044

Cash paid, net of working capital adjustment	$9,534
Common shares issued	9,510
Total consideration	$19,044

(b)	Acquisition of Filter Group Inc. (“Filter Group”)

On October 1, 2018, Just Energy acquired Filter Group, a leading provider of subscription-based home water filtration systems to residential customers in Canada and the United States. Headquartered in Toronto, Ontario, Filter Group currently provides under-counter and whole-home water filtration solutions to residential markets in the provinces of Ontario and Manitoba and the states of Nevada, California, Arizona, Michigan and Illinois.

Just Energy acquired all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group. In addition, Filter Group had approximately $22 million of third-party Filter Group debt. The aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $15 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”)), subject to customary closing adjustments. The earn-out payments are contingent on the achievement by Filter Group of certain performance-based milestones specified in the Purchase Agreement in each of the first three years following the closing of the acquisition. In addition, the earn-out payments may be paid 50% in cash and the DRIP Shares 100% in cash, at the option of Just Energy.

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The contingent consideration relating to the potential earn-out payments over the next three years was valued at approximately $28 million on October 1, 2018. As it does not meet the definition of equity, it is carried at fair value through profit or loss and is revalued at each reporting period. Significant assumptions affecting the measurement of contingent consideration each quarter include the Just Energy share price and the performance of Filter Group.

The goodwill was calculated as the difference between the fair value of consideration transferred and the preliminary fair value of the assets acquired and liabilities assumed. The goodwill acquired as part of the acquisition primarily represents Filter Group’s workforce, operational and strategic management processes and synergies between Just Energy and Filter Group. Goodwill is not amortized for accounting; however, it is deductible for tax purposes.

As of December 31, 2018, Filter Group revenues of $3.1 million and loss of $0.4 million were included in the interim condensed consolidated statements of comprehensive income since October 1, 2018. On a pro-forma basis, Just Energy’s consolidated revenues and earnings for the period ended December 31, 2018 would have been higher by approximately $5.0 million and lower by $1.3 million, respectively, had the Filter Group acquisition occurred on April 1, 2018. The contingent consideration relating to the Filter Group acquisition was revalued as at December 31, 2018 to be $33.3 million, an increase in the provision of $5.5 million for the October 1, 2018 to December 31, 2018 period.

For the period ended December 31, 2018, Just Energy recorded $1.2 million of administration expenses associated with the Filter Group acquisition, primarily related to diligence and professional fee expenditures.

The CEO of Filter Group, is the son of the Executive Chair of Just Energy. As such, this is a related party transaction. The transaction was reviewed by the Strategic Initiatives Committee and it received a fairness opinion from National Bank Financial on the transaction.

Of the $15.0 million cash consideration for the acquisition of Filter Group, $2.0 million relates to the purchase of the shares of Filter Group. The remaining $13.0 million is for the assumption of a shareholder debt owed to a related party, of which $3.0 million was already paid on the closing date of October 1, 2018. Therefore, as at December 31, 2018, $12.0 million of the overall cash consideration payable is included in current trade payables and other of the interim condensed consolidated statements of financial position, of which $11.8 million is for a related party.

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following is the preliminary purchase price allocation for Filter Group:

NET ASSETS ACQUIRED

Working capital	$927
Property, plant and equipment	6,154
Intangible assets	16,049
Goodwill	40,621
Long-term debt	(21,611)
Total consideration	$42,140

Cash consideration	$3,000
Payable to shareholders	11,314
Contingent consideration	27,826
Total consideration	$42,140

10.	LONG-TERM DEBT AND FINANCING

		Dec. 31,	March 31,
	Maturity	2018	2018
Credit facility (a)	September 1, 2020	$198,380	$122,115
Less: Debt issue costs (a)		(2,584)	(664)
Filter Group Financing (b)		19,390	-
8.75% loan (c)	September 12, 2023	123,002	-
6.75% $100M convertible debentures (d)	March 31, 2023	86,898	85,760
6.75% $160M convertible debentures (e)	December 31, 2021	150,215	148,146
6.5% convertible bonds (f)	July 29, 2019	140,832	188,147
		716,133	543,504
Less: Current portion		(150,050)	(121,451)
		$566,083	$422,053

Future annual minimum repayments are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total

Credit facility (a)	$-	$198,380	$-	$-	$198,380
Filter Group Financing (b)	9,217	8,987	1,186	-	19,390
8.75% loan (c)	-	-	138,944	-	138,944
6.75% $100M convertible debentures (d)	-	-	100,000	-	100,000
6.75% $160M convertible debentures (e)	-	-	160,000	-	160,000
6.5% convertible bonds (f)	142,422	-	-	-	142,422
	$151,639	$207,367	$400,130	$-	$759,136

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The details for long-term debt are as follows:

	As at April 1, 2018	Cash inflows/ (outflows)	Foreign Exchange	Non-cash changes	As at Dec. 31, 2018

Credit facility (a)	$121,451	$73,681	$-	$664	$195,796
Filter Group Financing (b)	-	(2,221)	-	21,611	19,390
8.75% loan (c)	-	116,016	6,376	610	123,002
6.75% $100M convertible debentures (d)	85,760	-	-	1,138	86,898
6.75% $160M convertible debentures (e)	148,146	-	-	2,069	150,215
6.5% convertible bonds (f)	188,147	(59,574)	7,751	4,508	140,832
	$543,504	$127,902	$14,127	$30,600	$716,133
Less: Current portion	(121,451)	$-	$-	$-	$(150,050)
	$422,053	$127,902	$14,127	$30,600	$566,083

	As at April 1, 2017	Cash inflows/ (outflows)	Foreign Exchange	Non-cash changes	As at March 31, 2018

Credit facility (a)	$66,001	$53,857	$-	$1,593	$121,451
6.75% $100M convertible debentures (d)	-	95,869	-	(10,109)	85,760
6.75% $160M convertible debentures (e)	145,579	-	-	2,567	148,146
6.5% convertible bonds (f)	190,486	-	(6,101)	3,761	188,147
5.75% convertible debentures (g)	96,022	(100,000)	-	3,978	-
	$498,088	$49,726	$(6,101)	$1,790	$543,504
Less: Current portion	-	$-	$-	$-	$(121,451)
	$498,088	$49,726	$(6,101)	$1,790	$422,053

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
Credit facility (a)	$5,469	$3,402	$14,523	$8,972
Filter Group Financing (b)	459	-	459	-
8.75% loan (c)	4,318	-	4,318	-
6.75% $100M convertible debentures (d)	1,925	-	6,510	-
6.75% $160M convertible debentures (e)	3,399	3,342	10,168	9,404
6.5% convertible bonds (f)	3,714	4,043	13,490	11,784
5.75% convertible debentures (g)	-	2,101	-	6,246
Collateral cost and other	3,478	378	9,757	1,371
	$22,762	$13,266	$59,225	$37,777

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(a)	As of April 18, 2018, the Company has renegotiated an agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”), HSBC Bank Canada, JPMorgan Chase Bank N.A., Alberta Treasury Branches, Canadian Western Bank and Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley Bank N.A. The agreement extends Just Energy’s credit facility for an additional two years to September 1, 2020. The facility size was increased to $352.5 million from $342.5 million, with an accordion for Just Energy to draw up to $370 million. A certain principal amount outstanding under the credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit are at a rate of 3.750%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at December 31, 2018, the Canadian prime rate was 3.95% and the U.S. prime rate was 5.5%. As at December 31, 2018, $198.4 million has been drawn against the facility and total letters of credit outstanding as of December 31, 2018 amounted to $95.7 million (September 30, 2018 - $89.4 million). As at December 31, 2018, Just Energy has $58.4 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K., Barbados, Ireland, Japan and Germany operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2018, the Company was compliant with all of these covenants.

(b)	Filter Group, which was acquired on October 1, 2018, has an outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable on a monthly basis.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	On September 12, 2018, Just Energy entered into a US$250 million non-revolving multi-draw senior unsecured term loan facility (the “8.75% loan”) with Sagard Credit Partners, LP and certain funds managed by a leading U.S.-based global fixed income asset manager. The 8.75% loan bears interest at 8.75% per annum payable semi-annually in arrears on June 30 and December 31 in each year plus fees, and will mature on September 12, 2023. Warrants totalling 7.5 million were issued to the counterparties at a strike price of $8.56 each, convertible to one Just Energy common stock. The value of these warrants has been assessed as nominal. As at December 31, 2018, US$97.0 million was drawn from the 8.75% loan. The 8.75% loan has three tranches. The first tranche is earmarked for general corporate purposes, including to pay down Just Energy's credit facility. The second tranche is earmarked towards the settlement of Just Energy's 6.5% convertible bonds. The third tranche is earmarked for investments and future acquisitions.

(d)	On February 22, 2018, Just Energy issued $100 million of convertible unsecured senior subordinated debentures (the “6.75% $100 million convertible debentures”). The 6.75% $100 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on March 31 and September 30 in each year, and have a maturity date of March 31, 2023.

(e)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% $160 million convertible debentures”). The 6.75% $160 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021.

(f)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds. US$45.6 million were tendered and extinguished in September 2018, resulting in a loss on redemption of $1.5 million.

(g)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “5.75% convertible debentures”), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of December 31, 2018. The 5.75% convertible debentures were fully redeemed on March 27, 2018.

11.	INCOME TAXES

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Current income tax expense (recovery)	$4,540	$(4,105)	$1,508	$379
Deferred tax expense (recovery)	(13,628)	9,718	3,777	10,198
Provision for (recovery of) income taxes	$(9,088)	$5,613	$5,285	$10,577

12.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 6.75% convertible debentures expiring December 31, 2021, as well as the renewal of Just Energy common shares, respectively. Under each NCIB, Just Energy could have purchased debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2018 up to daily and total limits. These shares may be purchased during the year starting March 19, 2018 and ending March 15, 2019. For the three months ended December 31, 2018, Just Energy had purchased $nil of common shares and the 6.75% debentures through the NCIB program, consistent with the prior comparable period.

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Details of issued and outstanding shareholders’ capital are as follows:

	Nine months ended		Year ended
	Dec. 31, 2018		March 31, 2018
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	148,394,152	$1,079,055	147,013,538	$1,070,076
Share-based awards exercised	1,118,144	8,471	1,643,156	11,954
Acquisition of subsidiary	-	-	1,415,285	8,966
Repurchase and cancellation of shares	-	-	(1,677,827)	(11,941)
Balance, end of period	149,512,296	$1,087,526	148,394,152	$1,079,055

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,323,300	$136,771	4,040,000	$128,363
Shares issued for cash	338,865	10,447	283,300	9,260
Preferred shares issuance cost	-	(253)	-	(852)
Balance, end of period	4,662,165	$146,965	4,323,300	$136,771

Shareholders' capital	154,174,461	$1,234,491	152,717,452	$1,215,826

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy. Just Energy has aggregated the operating segments into these reportable segments on the basis that the operating segments share economic characteristics. These characteristics include the nature of the product and services sold, the distribution methods, and the type of customer class and regulatory environment.

Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2018:

	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated

Sales	$615,997	$350,656	$-	$966,653
Gross margin	145,867	42,646	-	188,513
Administrative expenses	21,817	10,565	23,649	56,031
Selling and marketing expenses	39,106	18,149	-	57,255
Depreciation of property, plant and equipment	1,120	51	-	1,171
Amortization of intangible assets	6,441	866	-	7,307
Other operating expenses	19,708	1,934	-	21,642
Operating profit (loss) for the period	$57,675	$11,081	$(23,649)	$45,107
Finance costs				(22,762)
Change in fair value of derivative instruments and other				(1,515)
Change in fair value of Filter Group contingent consideration				(5,462)
Other income				2,569
Provision for income taxes				9,088
Profit for the period				$27,025
Capital expenditures	$13,894	$1,370	$-	$15,264

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2017:

	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated

Sales	$579,968	$332,235	$-	$912,203
Gross margin	132,807	38,498	-	171,305
Administrative expenses	18,765	8,373	23,251	50,389
Selling and marketing expenses	39,127	16,420	-	55,547
Depreciation of property, plant and equipment	956	85	-	1,041
Amortization of intangible assets	4,954	485	-	5,439
Other operating expenses	13,662	1,059	-	14,721
Operating profit (loss) for the period	$55,343	$12,076	$(23,251)	$44,168
Finance costs				(13,266)
Change in fair value of derivative instruments and other				183,759
Other expense				(633)
Recovery of income taxes				(5,613)
Profit for the period				$208,415
Capital expenditures	$8,175	$4,026	$-	$12,201

33.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2018:

	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated
Sales	$1,751,783	$1,048,170	$-	$2,799,953
Gross margin	389,878	125,506	-	515,384
Depreciation of property, plant and equipment	2,876	153	-	3,029
Amortization of intangible assets	15,068	1,579	-	16,647
Administrative expenses	65,218	31,737	73,266	170,221
Selling and marketing expenses	109,310	55,237	-	164,547
Other operating expenses	63,074	7,021	-	70,095
Operating profit (loss) for the period	$134,332	$29,779	$(73,266)	$90,845
Finance costs				(59,225)
Change in fair value of derivative instruments and other				(62,003)
Change in fair value of Filter Group contingent consideration				(5,462)
Other income				5,282
Provision for income taxes				(5,285)
Loss for the period				$(35,848)
Capital expenditures	$33,457	$3,229	$-	$36,686

As at December 31, 2018
Total goodwill	$194,021	$156,164	$-	$350,185
Total assets	$1,414,102	$452,146	$-	$1,866,248
Total liabilities	$1,486,562	$218,861	$-	$1,705,423

34.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2017:

	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated

Sales	$1,571,439	$1,040,397	$-	$2,611,836
Gross margin	355,699	115,832	-	471,531
Depreciation of property, plant and equipment	2,779	244	-	3,023
Amortization of intangible assets	11,761	1,469	-	13,230
Administrative expenses	52,081	26,784	66,961	145,826
Selling and marketing expenses	118,759	53,441	-	172,200
Other operating expenses	58,531	2,188	-	60,719
Operating profit (loss) for the period	$111,788	$31,706	$(66,961)	$76,533
Finance costs				(37,777)
Change in fair value of derivative instruments and other				223,453
Other income				1,169
Provision for income taxes				(10,577)
Profit for the period				$252,801
Capital expenditures	$18,547	$9,135	$-	$27,682

As at December 31, 2017
Total goodwill	$148,661	$142,831	$-	$291,492
Total assets	$858,087	$529,442	$-	$1,387,529
Total liabilities	$1,173,471	$289,773	$-	$1,463,244

Sales from external customers

The revenue is based on the location of the customer.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Canada	$110,853	$115,966	$283,521	$276,658
United States	623,351	580,238	1,957,508	1,852,542
International	232,449	215,999	558,924	482,636
Total	$966,653	$912,203	$2,799,953	$2,611,836

35.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at Dec. 31, 2018	As at March 31, 2018
Canada	$271,375	$201,985
United States	227,212	207,147
International	15,302	11,687
Total	$513,889	$420,819

14.	OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
Amortization of other intangible assets	$7,307	$5,439	$16,647	$13,230
Depreciation of property, plant and equipment	1,171	1,041	3,029	3,023
Bad debt expense	20,205	13,056	65,389	42,091
Share-based compensation	1,437	1,665	4,706	18,628
	$30,120	$21,201	$89,771	$76,972

(b)	Employee benefits expense

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
Wages, salaries and commissions	$67,925	$58,838	$196,452	$171,456
Benefits	3,726	7,708	20,299	20,211
	$71,651	$66,546	$216,751	$191,667

36.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	EARNINGS (LOSS) PER SHARE

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) as per consolidated statement of income	$27,059	$208,455	$(35,703)	$243,449
Dividend to preferred shareholders - net of tax	1,821	2,842	6,538	8,658
Earnings (loss) available to shareholders	25,238	205,613	(42,241)	234,791
Basic weighted average shares outstanding	149,309,905	146,859,332	149,012,066	146,914,251
Basic earnings (loss) per share available to shareholders	$0.17	$1.40	$(0.28)	$1.60

DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) available to shareholders	$25,238	$205,613	$(42,241)	$234,791
Adjustment for dilutive impact of convertible debentures	3,913	4,884	-	14,474
Adjusted earnings (loss) available to shareholders	$29,151	$210,497	$(42,241)	$249,265
Basic weighted average shares outstanding	149,309,905	146,859,332	149,012,066	146,914,251
Dilutive effect of:
Restricted share grants	2,238,518	2,807,661	2,548,751 [1]	2,761,033
Deferred share grants	151,472	89,210	134,458 [1]	94,347
Convertible debentures	28,440,256	38,804,494	39,574,831 [1]	38,804,494
Shares outstanding on a diluted basis	180,140,151	188,560,697	191,270,106	188,574,125
Diluted earnings (loss) per share available to shareholders	$0.16	$1.12	$(0.28)	$1.32

1 The assumed conversion into shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share.

16.	DIVIDENDS AND DISTRIBUTION

For the three months ended December 31, 2018, a dividend of $0.125 (2017 - $0.125) per common share was declared by Just Energy. This dividend amounted to $18,662 (2017 - $18,357), which was approved by the Board of Directors and paid out during the period. For the nine months ended December 31, 2018, dividends of $0.375 (2017 - $0.375) per common share were declared and paid by Just Energy. This amounted to $55,868 (2017 - $55,081), which was approved by the Board of Directors and paid out during the period.

For the three months ended December 31, 2018, a distribution of $0.125 (2017 - $0.125) per common share for share grants was declared by Just Energy. This distribution amounted to $295 (2017 - $302), which was approved by the Board of Directors and distributed during the period. For the nine months ended December 31, 2018, distributions of $0.375 (2017 - $0.375) per common share for share grants were declared and paid by Just Energy. This amounted to $1,263 (2017 - $1,013), which was approved by the Board of Directors and distributed during the period.

37.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2018, a dividend of US$0.53125 (2017 - US$0.53125) per preferred share was declared by Just Energy. This dividend amounted to $2,477 (2017 - $2,842), which was approved by the Board of Directors and paid out during the period. For the nine months ended December 31, 2018, dividends of US$1.0625 (2017 - US$1.59375) per preferred share were declared and paid by Just Energy. This amounted to $8,895 (2017 - $8,658), which was approved by the Board of Directors and paid out during the period.

17.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2018

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Premises and equipment leasing	$1,543	$7,669	$6,825	$7,171	$23,208
Gas, electricity and non-commodity contracts	633,606	2,388,039	448,570	126,658	3,596,873
	$635,149	$2,395,708	$455,395	$133,829	$3,620,081

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

On October 9, 2018, Just Energy announced that it has entered into a Multi-Year Contingent Business Interruption Insurance Agreement (the “Insurance”).

The Insurance primarily complements Just Energy’s robust risk management program and is intended to mitigate the impacts to the Company due to, among other things, natural disasters, such as Hurricane Harvey and the January 2018 winter freeze in Texas.

The Insurance provides up to US$25 million of insured limit per event, US$50 million per year and US$225 million of limit over an 80-month term, covering risks such as loss of income due to natural perils, sabotage, terrorism including cyber-attack, increased cost of supply from damage to supply and distribution infrastructure, interruption due to damage to customer property, losses in excess of Just Energy’s weather derivative program recoveries, and any unforeseen or unplanned weather related loss.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2018 amounted to $57.9 million.

38.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at December 31, 2018, Just Energy had total letters of credit outstanding in the amount of $70.3 million (Note 10(a)).

18.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s interim condensed consolidated financial statements.

39.